EXHIBIT 99.1

Brookfield Infrastructure Reports Strong 2024 Year-End Results & Declares 16th Consecutive Distribution Increase

BROOKFIELD, NEWS, Jan. 30, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2024.

“During 2024 we generated strong financial results and closed on all of our capital recycling initiatives, showcasing the resilience and durability of our business strategy” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “2025 is off to a great start as we continue to capture elevated inflation in our results, secure meaningful proceeds from asset sales and add to our robust growth initiatives led by digitalization tailwinds.”

	For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited[1]	2024	2023
Net income attributable to the partnership[2]	$391	$432
– per unit[3]	0.04	0.14
FFO[4]	2,468	2,288
– per unit[5]	3.12	2.95

For the year ended December 31, 2024, we reported net income attributable to the partnership of $391 million. Current year results benefited from strong operational performance, contributions from recent acquisitions and mark-to-market gains on our hedging activities. These positive impacts were partially offset by higher financing costs and one-time transaction fees associated with our growth initiatives, which for accounting purposes are expected.

Funds from operations (FFO) for 2024 was $2.5 billion, representing an increase of approximately 8% compared to 2023. Organic growth for the year was 7%, driven by elevated levels of inflation in the countries where we operate, stronger volumes across our critical infrastructure networks and the commissioning of over $1 billion of new capital projects from our backlog. In addition, we deployed over $2 billion into new investments during the second half of 2023 and completed three accretive tuck-in acquisitions in 2024, all of which are now contributing to earnings. Results were partially offset by higher borrowing costs and the impact of foreign exchange.

Segment Performance

The following table summarizes FFO by segment:

	For the twelve months ended December 31
US$ millions, unaudited	2024	2023
FFO by segment
Utilities	$760	$879
Transport	1,224	888
Midstream	625	684
Data	333	275
Corporate	(474)	(438)
FFO	$2,468	$2,288

The utilities segment generated FFO of $760 million, which on a comparable basis was up 7% year over year. After taking into account asset sales and currency it compares to $879 million in the prior year. The reduction was primarily attributable to the sale of our interest in an Australian utility business in the third quarter of 2023 and the recapitalization of our Brazilian gas transmission business in the first quarter. The base business continued to perform well during the year, driven by inflation indexation and the contribution from $470 million of capital commissioned into our rate base.

FFO for the transport segment was $1,224 million, representing a step change increase of nearly 40% over the prior year. This was primarily attributable to the acquisition of our global intermodal logistics company in the third quarter of 2023 and an incremental 10% stake in our Brazilian integrated rail and logistics operation in the first quarter of 2024. We continued to generate strong results across the remaining businesses, driven by higher volumes and average tariff increases of 7% across our rail networks and 6% across our toll road portfolio.

The midstream segment generated FFO of $625 million, which on a comparable basis had growth of 11% year over year. The growth reflects higher volumes across our midstream assets due to robust customer activity levels, particularly at our North American gas storage business. This elevated demand for long-term services was constant during the year, with several recent commercial wins across all our midstream assets. When considering the impact of asset sales and foreign exchange, total FFO decreased from $684 million in the prior year, primarily relating to capital recycling activities at our U.S. gas pipeline.

Lastly, FFO for the data segment was $333 million, representing a 21% increase over the prior year. The increase is attributable to strong organic growth and the contribution of several new investments completed over the last twelve months, including three data center platforms and a tower portfolio in India.

Update on Strategic Initiatives

In 2024, we achieved our targeted $2 billion of capital recycling proceeds in a challenging but improving asset sale environment. As we ended the year, we were seeing greater investor interest in high quality infrastructure assets and a larger universe of buyers able to transact. This momentum has accelerated into 2025, and we have already secured approximately $850 million in proceeds from asset sales (approximately $200 million net to BIP) one month into the new year.

In relation to our previously secured transactions, during the fourth quarter we closed the sale of our fiber platform within our French telecom infrastructure business, which generated approximately $100 million in proceeds and an IRR of 17%. We closed the sale of one of our Mexican regulated natural gas transmission pipelines and remain on track to close the second in the first quarter of 2025 for total net proceeds of approximately $500 million ($125 million net to BIP), locking in a strong IRR of 22% during our five-year ownership period.

We believe the level of asset sale activity we have experienced so far in 2025 will be indicative of the year ahead. We have several advanced transactions that are on track to be signed in the first half of the year, in-line with our expectations and we are very confident in our ability to deliver $5-6 billion in asset sale proceeds over the next two years. Supporting this confidence is the return of buyers for core assets, which many of our mature businesses attract from a risk/return perspective on exit. We have seen this activity firsthand in Brookfield’s own super core infrastructure fund, which has been experiencing an influx of capital as fundraising at the end of 2024 increased to the highest levels in almost three years, and this momentum has continued into 2025.

Distribution and Dividend Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.43 per unit, payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11 has been declared, which will also be payable on March 31, 2025 to holders on February 28, 2025. The Series 13 and Series 14 regular quarterly dividends has also been declared and will be payable on March 17, 2025 to holders on February 28, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.43 per share, payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Fourth Quarter 2024 Results, as well as Letter to Unitholders and Supplemental Information, at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BI5a2785ac493e4934a25c24cf9c29a8bb. Upon registering, you will be emailed a dial-in number and direct passcode. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/g4b263i6/.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: simon.maine@brookfield.com	Investor Relations Stephen Fukuda Senior Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 10 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2024 was 461.6 million (2023: 459.4 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 8 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2024 was 792.1 million (2023: 776.9 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position
	As of December 31
US$ millions, unaudited	2024	2023

Assets
Cash and cash equivalents	$2,071	$1,857
Financial assets	255	787
Property, plant and equipment and investment properties	55,910	52,879
Intangible assets and goodwill	28,622	30,333
Investments in associates and joint ventures	5,672	5,402
Assets held for sale	1,958	—
Deferred income taxes and other	10,102	9,526
Total assets	$104,590	$100,784

Liabilities and partnership capital
Corporate borrowings	$4,542	$4,911
Non-recourse borrowings	46,552	40,904
Financial liabilities	2,780	2,875
Liabilities held for sale	1,209	—
Deferred income taxes and other	19,654	18,078

Partnership capital
Limited partners	4,704	5,321
General partner	27	28
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,926	2,190
Exchangeable units/shares[1]	1,417	1,605
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	20,568	23,661
Preferred unitholders	918	918
Total partnership capital	29,853	34,016
Total liabilities and partnership capital	$104,590	$100,784
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results
	For the twelve months ended December 31
US$ millions, except per unit information, unaudited	2024	2023

Revenues	$21,039	$17,931
Direct operating costs	(15,676)	(13,470)
General and administrative expense	(405)	(413)
	4,958	4,048
Interest expense	(3,387)	(2,501)
Share of earnings from associates and joint ventures	439	459
Mark-to-market losses	(26)	(118)
Other (loss) income	(31)	141
Income before income tax	1,953	2,029
Income tax (expense) recovery
Current	(594)	(576)
Deferred	324	(5)
Net income	1,683	1,448
Non-controlling interest of others in operating subsidiaries	(1,292)	(1,016)
Net income attributable to partnership	$391	$432

Attributable to:
Limited partners	$57	$102
General partner	294	265
Non-controlling interest
Redeemable partnership units held by Brookfield	23	42
Exchangeable units/shares[1]	17	23
Basic and diluted earnings per unit attributable to:
Limited partners[2]	$0.04	$0.14
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2024 was 461.6 million (2023: 459.4 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows
	For the twelve months ended December 31
US$ millions, unaudited	2024	2023

Operating Activities
Net income	$1,683	$1,448
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	(156)	323
Depreciation and amortization expense	3,644	2,739
Mark-to-market, provisions and other	32	201
Deferred income tax (recovery) expense	(324)	5
Change in non-cash working capital, net	(226)	(638)
Cash from operating activities	4,653	4,078

Investing Activities
Net (investments in) proceeds from:
Operating assets	(2,446)	(10,145)
Associates	(350)	9
Long-lived assets	(4,366)	(2,325)
Financial assets	350	191
Net settlements of foreign exchange contracts	37	—
Other investing activities	(126)	(720)
Cash used by investing activities	(6,901)	(12,990)

Financing Activities
Distributions to limited and general partners	(1,644)	(1,516)
Net borrowings:
Corporate	(144)	1,164
Subsidiary	8,715	4,490
Partnership units issued (repurchased)	11	(13)
Net capital provided (to) by non-controlling interest	(3,178)	6,072
Lease liability repaid and other	(1,148)	(778)
Cash from financing activities	2,612	9,419

Cash and cash equivalents
Change during the period	$364	$507
Impact of foreign exchange on cash	(150)	71
Balance, beginning of period	1,857	1,279
Balance, end of period	$2,071	$1,857

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations
	For the twelve months ended December 31
US$ millions, unaudited	2024	2023

Net income	$1,683	$1,448
Add back or deduct the following:
Depreciation and amortization	3,644	2,739
Share of earnings from investments in associates and joint ventures	(439)	(459)
FFO contribution from investments in associates and joint ventures[1]	941	923
Deferred tax (recovery) expense	(324)	5
Mark-to-market on hedging items	26	118
Other expense[2]	387	183
Consolidated Funds from Operations	5,918	4,957
FFO attributable to non-controlling interests[3]	(3,450)	(2,669)
FFO	$2,468	$2,288
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on aquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit
	For the twelve months ended December 31
US$, unaudited	2024	2023

Earnings per limited partnership unit[1]	$0.04	$0.14
Add back or deduct the following:
Depreciation and amortization	2.12	1.84
Deferred taxes and other items	0.96	0.97
FFO per unit[2]	$3.12	$2.95
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2024 was 461.6 million (2023: 459.4 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2024 was 792.1 million (2023: 776.9 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Strong 2024 Year-End Results & Announces Dividend Increase

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.43 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025. This dividend represents a 6% increase compared to the prior year. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company, and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.com.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $72 million compared to $606 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 20% above the prior year. Earnings benefited from the acquisition of our global intermodal logistics operation that closed at the end of September 2023, and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs at our businesses as a result of incremental borrowings. Additionally, offsetting results was an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to the 6% increase in our dividend compared to the prior year and approximately 21 million exchangeable shares issued in connection with our acquisition of our global intermodal logistics business.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position
	As of December 31
US$ millions, unaudited	2024	2023

Assets
Cash and cash equivalents	$674	$539
Due from Brookfield Infrastructure	1,278	1,288
Property, plant and equipment	12,572	14,151
Intangible assets	2,892	3,699
Goodwill	1,609	1,726
Assets held for sale	1,958	—
Deferred tax asset and other	2,604	2,506
Total assets	$23,587	$23,909

Liabilities and Equity
Accounts payable and other	$994	$1,099
Loans payable to Brookfield Infrastructure	102	26
Shares classified as financial liability	4,644	4,153
Non-recourse borrowings	12,178	12,028
Financial liabilities	33	75
Liabilities held for sale	1,209	—
Deferred tax liabilities and other	2,205	2,460

Equity
Equity in net assets attributable to the Partnership	(1,253)	(399)
Non-controlling interest	3,475	4,467
Total equity	2,222	4,068
Total liabilities and equity	$23,587	$23,909

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results
	For the twelve months ended December 31
US$ millions, unaudited	2024	2023

Revenues	$3,666	$2,503
Direct operating costs	(1,378)	(778)
General and administrative expense	(75)	(67)
	2,213	1,658

Interest expense	(1,065)	(697)
Share of losses from investments in associates	—	(20)
Remeasurement of shares classified as financial liability	(477)	34
Mark-to-market and other	(234)	(1)
Income before income tax	437	974
Income tax expense
Current	(356)	(348)
Deferred	(9)	(20)
Net income	$72	$606

Attributable to:
Partnership	$(608)	$111
Non-controlling interest	680	495

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows
	For the twelve months ended December 31
US$ millions, unaudited	2024	2023

Operating Activities
Net income	$72	$606
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	—	23
Depreciation and amortization expense	775	365
Mark-to-market and other	323	73
Remeasurement of shares classified as financial liability	477	(34)
Deferred income tax expense	9	20
Change in non-cash working capital, net	87	6
Cash from operating activities	1,743	1,059

Investing Activities
Disposal of associates	—	435
Purchase of long-lived assets, net of disposals	(1,088)	(519)
Purchase of financial assets and other	(22)	(4)
Acquisition of subsidiaries	—	(3,086)
Cash used by investing activities	(1,110)	(3,174)

Financing Activities
Net capital provided (to) by non-controlling interest	(1,846)	2,453
Net borrowings (repayments)	1,469	(238)
Other financing activities	(51)	(32)
Cash (used by) from financing activities	(428)	2,183

Cash and cash equivalents
Change during the period	$205	$68
Impact of foreign exchange on cash	(70)	26
Balance, beginning of period	539	445
Balance, end of period	$674	$539